Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of SUPERBAC PubCo Holdings Inc. on Form F-4 of our report dated March 29, 2022, with respect to our audit of the financial statements of XPAC Acquisition Corp. as of December 31, 2021, and for the period from March 11, 2021 (inception) through December 31, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, which report appears in the proxy statement/prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such proxy statement/prospectus.

/s/ Marcum llp

Marcum llp

Costa Mesa, CA

July 11, 2022